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                                                                    Exhibit 12.1


     For the purposes of calculating the ratio of earnings to fixed charges, "earnings" represents net income before income taxes plus fixed charges, less capitalized interest. "Fixed charges" consists of interest expense, including amortization of debt discount and financing costs, capitalized interest and the portion of rental expense which the Company believes is representative of the interest component of rental expense.